JOINT RESOLUTION NO. 1

RESOLUTION RELATING TO THE EXPANSION OF THE PORT OF FREEPORT AND THE CONSTRUCTION OF A SHORT LINE RAILROAD FROM PORT FREEPORT, TEXAS TO ROSENBERG, TEXAS IN CONCERT WITH A PRIVATE PARTY PARTNER WHICH WILL, ON ITS OWN AND THROUGH THE EFFORTS OF THIRD PARTIES, FINANCE, DESIGN, BUILD AND OPERATE THE PROJECT ON BEHALF OF THE SAID PORT OF FREEPORT AND BRAZORIA-FORT BEND RAIL DISTRICT; AGREEMENT TO SPONSOR THE ACTIVITIES OF THE PRIVATE PARTY PARTNER AND AGREEING TO ACCEPT TITLE TO THE PROJECT FACILITIES UPON RETIREMENT OF THE DEBT TO BE ISSUED PURSUANT TO A PLAN OF FINANCE AND PROVIDING AN EFFECTIVE DATE.

WHEREAS, concurrently herewith, the Port of Freeport ("Port") and the Brazoria-Fort Bend Rail District ("District") entered into an Interlocal Agreement pursuant to Section 791.001, et seq., Texas statutes, whereby they would, together, enter into the public-private partnership for purposes of expanding the Port of Freeport and constructing a short line railroad from Port Freeport to Rosenberg, Texas, as well as facilities appurtenant thereto ("the Project"); and

WHEREAS, Port and District find that there is a valuable public purpose in enhancing the Project referenced herein; and

WHEREAS, Port and District recognize the need to utilize multiple financial tools, including bonds, equity and/or debt securities, grant funding to the extent same is available, private sector capital and such other additional financial resources as may be available to meet the needs of the Project and further understand and agree that such alternative financing is crucial to the development of the Project as referenced herein; and

WHEREAS, Hi Speed Rail Facilities, Inc., a Pennsylvania not for profit corporation, has agreed to be the Private Party Partner of the Port and District and to take the lead in organizing the financing, design, construction, and operation of the Project, but on behalf of the Port and District, who agree to act as the governmental sponsors of the Project; and

WHEREAS, the Private Party Partner has agreed to finance the cost of acquisition, construction, operation, management, maintenance and ownership of the Project without the use of Port or District revenues, taxing authority, or borrowing ability.

NOW, THEREFORE, BE IT RESOLVED BY THE PORT AND DISTRICT AS FOLLOWS:

Section 1. The foregoing recitations and the above-referenced Interlocal Agreement are true, correct, and incorporated herein by specific reference.

Section 2. Port and District hereby determine and recognize that the Project will serve a public purpose.

Section 3. The purposes and activities of the Private Party Partner, particularly the financing, acquisition, construction, operation, management, maintenance and ownership of the Project, including the issuance of bonds therefore and other conditions and restrictions, are approved as set forth herein.

Section 4. The bonds must be special obligations of the Private Party Partner payable from revenues of the Project, secured by a mortgage on the Private Party Partner's interest in the Project and an assignment of the revenues to be derived from the operation thereof, all as must be provided in accordance with the terms of a master trust indenture to be executed by and between the Private Party Partner and a trust company or bank having trust powers.

Section 5. The development of the Project by the Private Party Partner contemplates and must provide an arrangement whereby all of the right, title and interest of the Private Party Partner in and to all of the real and personal property constituting the Project shall vest in the Port and District, as their interests may appear upon retirement of the bonds.

Section 6. The Private Party Partner has requested the Port and District to state their intention to sponsor the Project as an Inducement to the Private Party Partner to proceed with such Project and incur expenses for its initiation and financing. The Port and District recognizes that the plan of finance for the Project, and the Port and District's acceptance of title to the Project upon retirement of the bonds, may qualify all or a portion of such bonds as tax-exempt private activity or governmental obligation bonds for purposes of the Internal Revenue Code, which will result in a reduction of the interest expenses of the Private Party Partner with respect to financing the Project. The condition that the Port and District accept title to the Project, in accordance with the terms hereof, upon retirement of the bonds is an important factor considered by the Private Party Partner in determining the financial feasibility of the Project, said financial feasibility to first be determined before the commencement of the Project.

Section 7. To induce the Private Party Partner to locate and establish the Project and incur expenses for the initiation of the Project and its financing, the Port and District, in accordance herewith, hereby authorize and designate the Private Party Partner as the exclusive entity for the accomplishment of the purposes set forth herein and consent to accept title in the name of the Port and District to the real and personal property constituting the Project upon retirement of the bonds to be issued by the Private Party Partner to finance the cost of the acquisition, construction, operation, management, and maintenance of the Project, provided receipts from the bonds or other securities sold are sufficient to finance such costs of the Project, and that the money is so used therefore.

Section 8. Nothing herein contained shall be construed to create any obligation, direct, indirect or contingent, on the part of the Port and District to pay any part of the cost of the Project, its financing, acquisition, construction, operation, management or maintenance, or to pay the principal of and/or interest on any proposed bonds, or to pay any costs associated with the Project either in the event of default or failure by the Private Party Partner, until such time as the transfer of the Project to the Port and District shall become absolute.

Section 9. This Resolution shall become effective immediately upon its adoption.

Adopted this ___ day of _______________, 2016.

ATTEST: **PORT OF FREEPORT**

_____________________________ By:_____________________________

ATTEST: **BRAZORIA-FORT BEND RAIL DISTRICT**

_____________________________ By:_____________________________